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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               -------------------

                               IVI CHECKMATE CORP.

                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    450928106

                                 (CUSIP NUMBER)


                               -------------------

                                 GERARD COMPAIN
                                  INGENICO S.A.
                             9, QUAI DE DION BOUTON
                               92816 PUTEAUX CEDEX
                                     FRANCE
                                33.1.47.72.56.95

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                                 WITH A COPY TO:

                               -------------------

        DAVID A. KATZ, ESQ.                           KEVIN MACCARTHY, ESQ.
        DAVID C. KARP, ESQ.                     KEVIN MACCARTHY ASSOCIATES, P.C.
   WACHTELL, LIPTON, ROSEN & Katz                      444 Madison Avenue
        51 West 52nd Street                         New York, New York 10022
      New York, New York 10019                           (212) 752-6700
           (212) 403-1000

                                  April 6, 2001

             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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



------------------------------                    ------------------------------
CUSIP No. 450928106               SCHEDULE 13D            (Page 2 of 6)
------------------------------                    ------------------------------

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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Ingenico S.A.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
                                                                       (b) | |
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  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 | |
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      France
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   NUMBER OF      7   SOLE VOTING POWER
    SHARES            4,164,869 (See Item 5)
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          N/A
                 ---------------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE POWER
   REPORTING          4,164,869 shares (See Item 5)
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      N/A
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,164,869 shares (See Item 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       | |
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.97%*
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
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*     The percentage indicated represents the percentage of the total outstanding shares of the common stock of the Issuer as of April 5, 2001

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 of the Schedule 13D dated June 25, 1998, and as amended January 31, 2001, is hereby amended to insert the following immediately after the ultimate paragraph thereof:

            The Reporting Person funded the Equity Investment (as described in
Item 4, below) with available cash on hand. It intends to obtain sufficient funds to consummate the Merger (as described in Item 4, below) from available cash on hand, available lines of credit and bank loans to be negotiated.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D dated June 25, 1998, and as amended January 31, 2001, is hereby amended to insert the following immediately before the ultimate paragraph thereof:

            On April 6, 2001, the Issuer, the Reporting Person and Idaho Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Reporting Person ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing in existence as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Reporting Person. Each share of Common Stock issued and outstanding at the effective time of the Merger (the "Effective Time") (other than shares of Common Stock owned by the Issuer, the Reporting Person or any direct or indirect subsidiary of the Issuer or the Reporting Person, which shares will be canceled in the Merger) will be converted into the right to receive $3.30 in cash without interest thereon, upon the terms and subject to the conditions set forth in the Merger Agreement.

            The closing of the Merger will occur on the second business day following the satisfaction (or, to the extent permitted by law, waiver by the applicable party) of the closing conditions to the Merger set forth in the Merger Agreement (other than those that by their terms cannot be satisfied until the time of the closing, but subject to their satisfaction at such time), or on such other date as will be agreed in writing between the Issuer and the Reporting Person.

            In accordance with the Merger Agreement, simultaneously with the execution of the Merger Agreement, the Reporting Person made a direct investment (the "Equity Investment") in the Issuer by purchasing two million and six-hundred twenty thousand four hundred fifty three (2,620,453) validly issued, fully paid and non-assessable shares of Common Stock from the Issuer at a price of $2.00 per share of Common Stock (representing the closing price for shares of Common Stock on the last full trading day prior to execution of the Merger Agreement).

            Simultaneously with the execution of the Merger Agreement, the Issuer and the Reporting Person entered into, duly executed and delivered to each other a registration rights agreement (the "Registration Rights Agreement"). Subject to the terms, limitations and conditions of the Registration Rights Agreement, in the event that the Merger Agreement is terminated, the Reporting Person may demand that the Issuer take all actions necessary to register the Reporting Person's shares of Common Stock.


            The individuals specified in Annex A of the Merger Agreement have each duly executed a support agreement (collectively, the "Support Agreements"), whereby each individual has agreed to vote his Voting Shares (as defined in the Support Agreements) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby.

            Pursuant to the Merger Agreement, the Issuer must reimburse the Reporting Person for the out-of-pocket fees and expenses of the Reporting Person and Merger Sub (including printing fees, filing fees and fees and expenses of their legal and financial advisors) related to the Merger Agreement, the transactions contemplated thereby and any related financing (collectively, the "Expenses"), and at the same time pay the Reporting Person a termination fee of $2.75 million (the "Termination Fee") in immediately available funds by wire transfer to an account designated by the Reporting Person if the Merger Agreement is terminated:

            (i) by the Reporting Person, in each case following any public proposal with respect to an Acquisition Transaction (as defined in the Merger Agreement), (a) on the basis of the Issuer's failure to duly call, give notice of, convene and hold a special meeting of the Company's stockholders (the "Stockholders") (such meeting, the "Special Meeting") for the purpose of presenting the Merger Agreement to the Stockholders for their consideration and approval (such approval, the "Stockholder Approval"), (b) if, upon a vote taken at a duly held meeting to obtain the Stockholder Approval, the Stockholder Approval is not obtained or (c) if, upon a vote taken at a special meeting (the "Canadian Special Meeting") of the holders of the Exchangeable Shares (as defined in the Merger Agreement) to obtain approval and adoption of the Resolution (as defined in the Merger Agreement), such holders' approval and adoption of the Resolution is not obtained;

            (ii) by the Issuer if, prior to the receipt of the Stockholder Approval, the Issuer's Board of Directors (the "Board") approves or recommends a Superior Proposal (as defined in the Merger Agreement);

            (iii) by the Issuer if the Board or the Special Committee (as defined in the Merger Agreement) (i) withdraws or modifies in a manner adverse to Merger Sub its approval or recommendation of the Merger Agreement or the Merger, (ii) approves or recommends another offer or an agreement to effect a proposal made by a third party (other than an affiliate of the Reporting Person) to effect an Acquisition Transaction or (iii) resolves to effect any of the foregoing; or

            (iv) by the Reporting Person if the board of directors of IVI Checkmate Ltd., a subsidiary of the Issuer, does not recommend, or withdraws or modifies in a manner adverse to the Reporting Person its recommendation, that the holders of Exchangeable Shares vote in favor of the Resolution.

            In the event that (A) the Merger Agreement is terminated by the Reporting Person pursuant to Section 7.1(k) of the Merger Agreement and (B) within six months of the date of such termination, the Issuer enters into an agreement for an Acquisition Transaction with any person other than the Reporting Person and its affiliates, then, prior to or simultaneously with entering into such agreement, the Issuer is required to pay the Reporting Person the Termination Fee and reimburse the Reporting Person for its Expenses, in each case in immediately available funds by wire transfer to an account designated by Parent.

            In the event that the Merger Agreement is terminated on the basis of a failure, upon a vote taken at a duly held meeting, to obtain the Stockholder Approval, and the Reporting Person did not vote its shares of Common Stock, or did not cause each of its affiliates that holds shares of Common Stock, together with all subsequent transferees of the Common Stock held by the Reporting Person and each of its affiliates, to vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement (unless the Issuer breached or failed to comply with any of the Issuer's obligations under the Merger Agreement), the Reporting Person will immediately reimburse the Issuer for the out-of-pocket fees and expenses of the Issuer (including printing fees, filing fees and fees and expenses of its legal and financial advisors) related to the Merger Agreement, the transactions contemplated thereby and any related financing, and at the same time pay the Issuer a termination fee of $2.75 million in immediately available funds by wire transfer to an account designated by the Issuer.

            The preceding is a summary of certain principal terms of the Merger Agreement and does not purport to be complete. Reference is made to the full text of the Merger Agreement, which is filed as an exhibit to this statement and is hereby incorporated herein by reference, and to the Registration Rights Agreement and the Support Agreements, each of which is filed as an exhibit to the Merger Agreement and is hereby incorporated herein by reference. The full text of the joint press release filed as an exhibit to this statement is also incorporated in this Schedule 13D by this reference.

            Except for the Equity Investment and except as provided in the Merger Agreement, the Registration Rights Agreement, the Support Agreements, and as otherwise referred to or described in this Schedule 13D, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and the Issuer or any other person with respect to any securities of the Issuer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) - (b) The Reporting Person beneficially owns 4,164,869 shares, or approximately 19.97%, of the outstanding Common Stock. The Reporting Person has the sole power to vote and to dispose of all of these shares of Common Stock.

            (c) See Item 4. No other transactions in the Common Stock have been effected by the Reporting Person within the last sixty days.

            (d) - (e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 4.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

            7.1. Investment Agreement, dated December 5, 1996 with Exhibits, as amended on December 17, 1996.*

            7.2 Stockholders Agreement, dated January 16, 1998, among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.*

            7.3 Assignment Assumption and Consent Agreement, dated January 16, 1998, among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.*

            7.4 Letter from the Issuer to the Reporting Person, dated January 31, 2001.*

            7.5 Agreement and Plan of Merger, dated April 6, 2001, among Ingenico S.A., Idaho Acquisition Corp. and IVI Checkmate Corp.

            7.6 Registration Rights Agreement, dated April 6, 2001, by and between IVI Checkmate Corp. and Ingenico S.A.

            7.7 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and George Whitton.

            7.8 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and J. Stanford Spence.

            7.9 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Gerard Compain.

            7.10 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Paul W. Noblett.

            7.11 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Bertil W. Nordin.

            7.12 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Gareth Owen.

            7.13 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Peter E. Roode.

            7.14 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and L. Barry Thomson.

            7.15 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and John J. Neubert.

            7.16  Press Release dated April 6, 2001.

            ------------------

            *  Filed previously.

                                   SIGNATURES


            After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2001




                                    INGENICO, S.A.




                                    By:    /s/ Jean-Jacques Poutrel
                                           ------------------------------
                                    Name:  Jean-Jacques Poutrel
                                    Title: President and CEO

                                   APPENDIX A
                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF REPORTING PERSON


NAME AND BUSINESS ADDRESS       PRINCIPAL OCCUPATION           CITIZENSHIP
-------------------------       --------------------           -----------
Jean-Jacques Poutrel            Chairman and CEO               French
Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Gerard Compain                  Executive Vice President       French
Ingenico S.A.                   Director of Issuer
9, quai de Dion Bouton          Director
92816 Puteaux
France

Jean-Francois Cuisiniez         Chief Financial Officer        French
Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Michel Malhouitre               Director                       French
Ingenico S.A.
9, quai de Dion Bouton
92816 Puteaux
France

Mme. Claude Mille               Director                       French
26 Boulevard de la
Saussaye
92200 Neulilly
France

Jean-Denis Massonaud            Director                       French
11 Parc de Montretout
92210 Saint-Cloud
France

Tessa Leblond                   Director                       French
11 rue de Lompon
92200 Neuilly
France

Alain Minc                      President of A.M. Conseil      French
A.M. Conseil                    Director
10, Avenue George V
75008 Paris
France

Marc Lassus                     Chairman of the Board of       French
9F Marble Arch                  Gemplus International
55 Bryanston Street,            Director
Marble Arch
London WIH 8AA
United Kingdom

Bertrand Cambou                 Managing Director of Gemplus   French
Gemplus                         International
Parc d'activites de Gemenos     Director
BP 100
13881 Gemenos Cedex
France


                                  EXHIBIT INDEX



            7.1. Investment Agreement, dated December 5, 1996 with Exhibits, as amended on December 17, 1996.*

            7.2 Stockholders Agreement, dated January 16, 1998, among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.*

            7.3   Assignment Assumption and Consent Agreement, dated
                  January 16, 1998, among International Verifact Inc.,
                  IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.*

            7.4 Letter from the Issuer to the Reporting Person, dated January 31, 2001.*

            7.5 Agreement and Plan of Merger, dated April 6, 2001, among Ingenico S.A., Idaho Acquisition Corp. and IVI Checkmate Corp.

            7.6 Registration Rights Agreement, dated April 6, 2001, by and between IVI Checkmate Corp. and Ingenico S.A.

            7.7 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and George Whitton.

            7.8 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and J. Stanford Spence.

            7.9 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Gerard Compain.

            7.10 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Paul W. Noblett.

            7.11 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Bertil W. Nordin.

            7.12 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Gareth Owen.

            7.13 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and Peter E. Roode.

            7.14 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and L. Barry Thomson.

            7.15 Support Agreement, dated April 6, 2001, by and between Ingenico S.A. and John J. Neubert.

            7.16  Press Release dated April 6, 2001.

            ------------------

            *  Filed previously.